

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Matthew Walters
Chief Executive Officer
Jaws Hurricane Acquisition Corp
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

> **Re: Jaws Hurricane Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 3, 2021**
> **File No. 333-253541**

Dear Mr. Walters:

　　We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed June 3, 2021

Description of Securities
Exclusive Forum for Certain Law Suits, page 136

1.　We note your risk factor on page 66 states that your Amended and Restated Articles of Incorporation will provide concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for any claims arising under the Securities Act. However, your Description of Securities and Article Twelve of your Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, states that your exclusive forum provision will not apply to claims arising under the Securities Act. Please revise to reconcile this inconsistency.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler